UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 2)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

BIOTELEMETRY, INC.

(Name of Subject Company)

BIOTELEMETRY, INC.

(Name of Person Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

090672106

(CUSIP Number of Class of Securities)

Cody Wm. Cowper

Vice President, Legal & Corporate Secretary

BioTelemetry, Inc.

1000 Cedar Hollow Road

Malvern, Pennsylvania 19355

(610) 729-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications

on Behalf of the Person Filing Statement)

With copies to:

M. Adel Aslani-Far

Matthew W. Miller

Greenberg Traurig, LLP

200 Park Avenue

New York, New York 10166

(212) 801-9200

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to Schedule 14D-9 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed with the Securities and Exchange Commission (the “SEC”) on December 23, 2020 (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule 14D-9”) by BioTelemetry, Inc., a Delaware corporation (“BioTelemetry” or the “Company”). The Schedule 14D-9 relates to the cash tender offer by Davies Merger Sub, Inc., a Delaware corporation (“Purchaser”), and a wholly owned subsidiary of Philips Holding USA Inc., a Delaware corporation (“Parent”), disclosed in the Tender Offer Statement on Schedule TO (together with the Exhibits or Annexes thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by Purchaser, Parent and Koninklijke Philips N.V., a corporation organized under the laws of The Netherlands (“Philips”), with the SEC on December 23, 2020, pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, par value $0.001 per share, of BioTelemetry (the “Shares”) at a purchase price of $72.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated December 23, 2020, and in the related Letter of Transmittal, copies of which were incorporated by reference in the Schedule 14D-9 as Exhibits (a)(1) and (a)(2), respectively.

Capitalized terms used but not otherwise defined in this Amendment shall have the meanings ascribed to them in the Schedule 14D-9. Except as set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately prior to the last paragraph of the section entitled “Certain Litigation”:

“On December 31, 2020, Jeffrey Fleming, an alleged stockholder of BioTelemetry, filed a lawsuit against BioTelemetry and its directors in the United States District Court for the Southern District of New York, captioned Fleming v. BioTelemetry, Inc., et al., Case No. 1:20-cv-11103. The complaint alleges that BioTelemetry and its directors violated federal securities laws by filing a materially incomplete and misleading solicitation statement on Schedule 14D-9. The complaint also alleges that BioTelemetry’s directors breached their fiduciary duty of candor/disclosure under state law. The complaint seeks, among other things, (1) preliminary injunctive relief preventing the consummation of the Offer and the Merger unless and until the alleged omitted material information has been disclosed; (2) rescission of the Merger Agreement or any of its terms to the extent implemented or rescissory damages; (3) damages; (4) an award of plaintiffs’ expenses and attorneys’ fees; and (5) other relief.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the last paragraph of the section entitled “Antirust Compliance”:

“On January 4, 2021, each of Philips and BioTelemetry filed a Premerger Notification and Report Form with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer. Accordingly, the required waiting period with respect to the Offer will expire at 11:59 p.m., Eastern Time on January 19, 2021 (unless otherwise terminated or extended).”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BIOTELEMETRY, INC.

By:	/s/ Heather C. Getz
Name:	Heather C. Getz
Title:	Executive Vice President, Chief Financial and Administrative Officer

Dated: January 7, 2021